Exhibit 99.2

Thursday, August 28, 2008

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

TORONTO - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend in an amount of  sixty-one cents (61¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending October 31, 2008, payable on and after October 31, 2008, to shareholders of record at the close of business on October 3, 2008 (the “Q3 2008 Dividend”).   This represents an increase in the quarterly dividend of two cents or 3.4  per cent compared with last quarter.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury.  At this time, the Bank has decided to continue to issue shares from treasury, at a 1% discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp.  Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for the Q3 2008 Dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on October 2, 2008.  Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2008, to shareholders of record at the close of business on October 8, 2008:

•	Series M, in an amount per share of $0.29375;
•	Series N, in an amount per share of $0.2875;
•	Series O, in an amount per share of $0.303125;
•	Series P, in an amount per share of $0.328125;
•	Series Q, in an amount per share of $0.35;
•	Series R, in an amount per share of $0.35;
•	Series S, in an amount per share of $0.4863; and
•	Series Y, in an amount per share of $0.37377.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending October 31, 2008, and all future dividends will be eligible dividends unless indicated otherwise.

For more information contact:	Annette Galler Senior Legal Officer, Corporate Legal Department - Shareholder Relations (416) 944-6367 Toll free 1-866-756-8936

Simon Townsend Senior Manager, Corporate Communications Corporate & Public Affairs (416) 944-7161